Registration No. -

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



CATERPILLAR®

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**37-0602744**
(State or other jurisdiction of incorporation or organization)	(IRS Employer I.D. No.)
100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Caterpillar Inc. 1996 Stock Option and Long-Term Incentive Plan
(Full title of the plan)

JAMES B. BUDA
Vice President, Secretary and General Counsel
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629-7310
(Name and address of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share*	Proposed maximum aggregate offering price*	Amount of registration fee
Common Stock	15,000,000 shares	$43.73	$655,950,000	$60,347.40

Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(h), based upon a price of $43.73 per share for 15,000,000 shares of Common Stock, such price being the average of the high and low prices of the Common Stock reported for the shares on the New York Stock Exchange on August 12, 2002, a date within five business days prior to the date of filing this Registration Statement. Associated with the Common Stock are preferred stock purchase rights that will not be exercisable or evidenced separately from the Common Stock prior to the occurrence of certain events.

INTRODUCTORY STATEMENT NOT FORMING PART OF PROSPECTUS

This Registration Statement is being filed to register additional shares of the Registrant's Common Stock to be issued under its 1996 Stock Option and Long-Term Incentive Plan, as amended (the "Plan"). Shares of the Registrant's Common Stock to be issued pursuant to the Plan were originally registered pursuant to a registration statement on Form S-8 (File No. 333-03609) (the "Original Registration Statement") and additional shares were registered pursuant to a registration statement on Form S-8 (File No. 333-41464) (the "Subsequent Registration Statement"). The contents of the Original Registration Statement and Subsequent Registration Statement are hereby incorporated by reference into this Registration Statement to the extent that they present information not otherwise presented herein.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The following documents filed by Caterpillar Inc. ("Company") with the Securities and Exchange Commission are incorporated herein by reference:

(1)   The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001

(2)   The Company's quarterly reports on Form 10-Q for the first quarter of 2002 ended March 31, 2002 and for the second quarter of 2002 ended June 30, 2002;

(3)   The Company's definitive proxy statement dated March 1, 2002 filed in connection with its April 10, 2002 Annual Meeting of Stockholders;

(4)   The description of the Company's Common Stock contained in Form S-3 filed on May 6, 1991 (Registration No. 33-40393), including any amendment or report filed with the Commission for the purpose of updating such description.

(5)   The description of the Company's Preferred Stock Purchase Rights contained in Form S-3 filed on May 6, 1991 (Registration No. 33-40393), including any amendment or report filed with the Commission for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities to be granted under the Plan have been granted or which deregisters all securities then remaining ungranted, shall be deemed to be incorporated by reference in the Registration Statement and to be part thereof from the date of filing of such documents.

Item 6.   Indemnification of Directors and Officers.

Information required by Item 6 is incorporated by reference from registration statement on Form S-8 (File No. 333-41464) filed with the Securities & Exchange Commission on July 14, 2000.

Item 8.   Exhibits.

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
5	Opinion of Sean X. McKessy, Securities Counsel for Caterpillar Inc., as to the legality of stock option obligations.
23.1	The consent of Sean X. McKessy, Securities Counsel for Caterpillar Inc., is contained in his opinion filed as Exhibit 5 to this Registration Statement.
23.2	Consent of PriceWaterhouseCoopers LLP.

Item 9.   Undertakings.

Information required by Item 6 is incorporated by reference from registration statement on Form S-8 (File No. 333-41464) filed with the Securities & Exchange Commission on July 14, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Caterpillar Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peoria, and the State of Illinois.

CATERPILLAR INC.
(Registrant)

August 15, 2002

By: /s/James B, Buda
James B. Buda, *Secretary*

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

August 15, 2002	/s/Glen A. Barton (Glen A. Barton)	Chairman of the Board, Director and Chief Executive Officer
August 15, 2002	/s/Vito H. Baumgartner (Vito H. Baumgartner)	Group President
August 15, 2002	/s/Douglas R. Oberhelman (Douglas R. Oberhelman)	Group President
August 15, 2002	/s/James W. Owens (James W. Owens)	Group President
August 15, 2002	/s/Gerald L. Shaheen (Gerald L. Shaheen)	Group President
August 15, 2002	/s/Richard L. Thompson (Richard L. Thompson)	Group President
August 15, 2002	/s/F. Lynn McPheeters (F. Lynn McPheeters)	Vice President and Chief Financial Officer
August 15, 2002	/s/Kenneth J. Zika (Kenneth J. Zika)	Controller and Chief Accounting Officer

August 15, 2002	/s/Lilyan H. Affinito	Director
	(Lilyan H. Affinito)	
August 15, 2002	/s/W. Frank Blount	Director
	(W. Frank Blount)	
August 15, 2002	/s/John R. Brazil	Director
	(John R. Brazil)	
August 15, 2002	/s/John T. Dillon	Director
	(John T. Dillon)	
August 15, 2002	/s/Eugene V. Fife	Director
	(Eugene V. Fife)	
August 15, 2002	/s/Juan Gallardo	Director
	(Juan Gallardo)	
August 15, 2002	/s/David R. Goode	Director
	(David R. Goode)	
August 15, 2002	/s/Peter A. Magowan	Director
	(Peter A. Magowan)	
August 15, 2002	/s/William A. Osborn	Director
	(William A. Osborn)	
August 15, 2002	/s/Gordon R. Parker	Director
	(Gordon R. Parker)	
August 15, 2002	/s/Charles D. Powell	Director
	(Charles D. Powell)	
August 15, 2002	/s/Joshua I. Smith	Director
	(Joshua I. Smith)	
August 15, 2002	/s/Clayton K. Yeutter	Director
	(Clayton K. Yeutter)	

EXHIBIT 5

August 15, 2002

Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629

Ladies and Gentlemen:

I am Securities Counsel for Caterpillar Inc. and am delivering this opinion in connection with the filing by Caterpillar of a Registration Statement on Form S-8 registering an additional 15 million shares of Common Stock authorized by shareholders for issuance under Caterpillar's 1996 Stock Option Plan and Long-Term Incentive Plan ("Plan"). On the basis of my examination of relevant documents, records, and matters of law, I am of the opinion that when the Registration Statement becomes effective under the Securities Act, any Common Stock issued and delivered upon the exercise of options in accordance with the terms of the Plan, when so delivered, will be legally issued, fully paid and
non-assessable.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

I express no opinion as to any laws other than the General Corporation Law of the State of Delaware and the federal laws of the United States.

Sincerely,

/s/Sean X. McKessy
Securities Counsel

EXHIBIT 23.2



Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated January 23, 2002 related to the financial statements of Caterpillar Inc., appearing on page A-3 of the Appendix to the Company's 2002 Annual Meeting Proxy Statement of Caterpillar Inc., which is incorporated by reference in Caterpillar Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Peoria, Illinois
August 15, 2002